UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 1

INVESTOR CONTACT	MEDIA CONTACT:
Kip E. Meintzer	Stephanie Look
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2171
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS RECORD
THIRD QUARTER 2011 FINANCIAL RESULTS

•	Revenue: $308.3 million, representing a 13 percent increase year over year

•	Non-GAAP Operating Income: $180.7 million, representing a 15 percent increase year over year, and 59 percent of revenues versus 57 percent year over year

•	Non-GAAP EPS: $0.72, representing a 14 percent increase year over year

•	Deferred Revenues: $454.5 million, representing a 15 percent increase year over year

REDWOOD CITY, Calif., -- October 18, 2011 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced record financial results for the third quarter ending September 30, 2011.

“I am very pleased that we delivered record results for the third quarter.  We exceeded our projections as a result of growth in all regions.  Our software blade platform continues to gain traction in the marketplace, while our annuity software blades have provided significant contribution to our revenue and deferred revenue growth,” said Gil Shwed, founder, chairman and chief executive officer at Check Point Software Technologies.

Financial Highlights for the Third Quarter of 2011
•	Total Revenues: $308.3 million, an increase of 13 percent, compared to $273.2 million in the third quarter of 2010.
•
GAAP Operating Income: $158.2 million, an increase of 17 percent, compared to $135.1 million in the third quarter of 2010.  GAAP operating margin was 51 percent, compared to 49 percent in the third quarter of 2010.

•
Non-GAAP Operating Income: $180.7 million, an increase of 15 percent, compared to $156.9 million in the third quarter of 2010. Non-GAAP operating margin was 59 percent, compared to 57 percent in the third quarter of 2010.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $134.1 million, an increase of 17 percent, compared to $114.5 million in the third quarter of 2010. GAAP earnings per diluted share were $0.63, an increase of 17 percent, compared to $0.54 in the third quarter of 2010.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $152.9 million, an increase of 15 percent, compared to $132.6 million in the third quarter of 2010.  Non-GAAP earnings per diluted share were $0.72, an increase of 14 percent, compared to $0.63 in the third quarter of 2010.

•	Deferred Revenues: As of September 30, 2011, Check Point had deferred revenues of $454.5 million, an increase of 15 percent, compared to $396.3 million as of September 30, 2010.
•	Cash Flow: Cash flow from operations was $154.5 million, an increase of 7 percent, compared to $144.6 million in the third quarter of 2010.
•	Share Repurchase Program: During the third quarter of 2011, the company repurchased 1.37 million shares at a total cost of $75 million.
•	Cash Balances and Marketable Securities: $2,776 million as of September 30, 2011, an increase of $520 million, compared to $2,256 million as of September 30, 2010.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 2

Business Highlights
Check Point launched two new high-end appliances targeted at large enterprises, data centers and service providers:

•
The 61000 Security System - the industry’s fastest security gateway offers scalable performance for data centers, telecommunication and cloud service providers, with a multi-bladed hardware platform that is potentially capable of future performance of more than 1Tbps in a single firewall and 200 Gbps this year. The new system supports 70 million concurrent connections and 600,000 sessions per second – bringing unparalleled security performance to multi-transaction environments.

•
21400 Appliance - combines high-speed networking technologies with firewall throughput of up to 100 Gbps and IPS throughput of up to 21 Gbps (default profile). The Check Point 21400 is optimized for a full range of software blade protections, providing large enterprises and data centers with industry-leading security and performance.

During the quarter Check Point continued to build on the 3D Security vision with the introduction of the R75.20 release based on the Software Blade Architecture™, The R75.20 release heightens security with Integrated URL Filtering, SSL Inspection and Expanded Data Loss Prevention. This new software blade provides granular control for web surfing in real-time and uniquely integrates with Application Control for unified enforcement of all Web controls.  It also enables businesses to inspect SSL-encrypted traffic across all software blades. R75.20 further extends the Check Point DLP solution that now enables customers to protect against internal data leaks.

In addition, Check Point introduced a new metric for security performance – SecurityPower™. The new metric allows customers to estimate their security needs and compare it to the SecurityPower Units (SPU) rating of each security solution – improving the accuracy of performance measurements for appliances under security attack and during day-to-day operations.

Latest Announcements
In the beginning of October, the company released a new line of appliances and latest annuity software blade:

•
Six New Appliance Models – The new appliances represent a refresh of Check Point’s current hardware offerings and are designed to address the security needs of any size business.  These new appliances are optimized for Check Point’s Software Blade Architecture™ and deliver three times the performance of previous enterprise versions at comparative pricing.

•
Anti-Bot Software Blade – The latest annuity software blade designed to help businesses discover, prevent and remediate bot attacks utilizing a unique ThreatSpect™ detection engine that analyzes traffic and discovers bots by correlating multiple risk factors. The solution is integrated into every gateway to provide businesses with multi-layered protection against bot attacks, Advanced Persistent Threats (APTs) and other forms of malware threats.

Recent Industry Accolades:
•
Leader in the Gartner Magic Quadrant for Mobile Data Protection – For the 11th time, Check Point is acknowledged for its comprehensive endpoint solutions that secure data on mobile platforms such as laptops, smartphones, and removable media.

•	Endpoint Security R80 – Named “Best Buy” and received a 5-Star rating in a comparative product review conducted by SC Magazine.

Shwed concluded, “During the quarter we’ve raised the bar for security across the industry by increasing the levels of security functionality and setting new records for security performance.  We opened the fourth quarter with the most significant update to our appliance product portfolio to date by delivering three times the performance across the entire enterprise appliance product line. We continue to deliver on our 3D security vision, enabling customers to consolidate their security infrastructure with enhanced protections and increased performance.”

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 3

Fourth Quarter Investor Conference Participation Schedule:

•	Wells Fargo Global Technology, Media and Telecommunications Conference
November 8, 2011 – NY, NY

•	UBS Technology, Media and Telecommunications Conference
November 15, 2011 – New York, NY

•	Morgan Stanley Global Technology, Media and Telecommunications Conference
November 17, 2011 – NY, NY

•	Credit Suisse First Boston Technology, Media and Telecommunications Conference
November 30, 2011 – Scottsdale, AZ

•	Barclays Technology Conference
December 7, 2011 – San Francisco, CA

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir . The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 18, 2011 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit Check Point’s website at: www.checkpoint.com/ir. A replay of the conference call will be available through October 25, 2011 at the company's website www.checkpoint.com/ir or by telephone at +1.201.612.7415, replay ID number 380561, account # 215.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade Architecture™. The dynamic Software Blade Architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2011 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, restructuring and other acquisitions related costs, gain on sale of marketable securities previously impaired, and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 4

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding Check Point’s belief that its new 61000 security system is potentially capable of future performance of more than 1Tbps in a single firewall and 200 Gbps this year.  Because these statements pertain to future events they are subject to various risks and uncertainties, and actual results could differ materially from Check Point's current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to:  any foreseen and unforeseen developmental or technological difficulties with regard to Check Point's products; and other factors and risks discussed in Check Point's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$120,700	$106,399	$345,246	$301,341
Software updates, maintenance and subscription	187,610	166,795	544,982	478,021
Total revenues	308,310	273,194	890,228	779,362

Operating expenses:
Cost of products and licenses	18,760	18,799	55,395	51,591
Cost of software updates, maintenance and subscription	16,066	14,910	45,986	40,702
Amortization of technology	7,849	8,311	23,548	24,527
Total cost of revenues	42,675	42,020	124,929	116,820

Research and development	28,063	26,165	83,230	76,294
Selling and marketing	62,091	55,872	185,385	169,267
General and administrative	17,297	14,075	47,120	43,357
Restructuring and other acquisition related costs	-	-	-	588
Total operating expenses	150,126	138,132	440,664	406,326

Operating income	158,184	135,062	449,564	373,036
Financial income, net	9,638	7,243	30,998	21,569
Income before taxes on income	167,822	142,305	480,562	394,605
Taxes on income	33,748	27,790	96,407	79,188
Net income	$134,074	$114,515	$384,155	$315,417

Earnings per share (basic)	$0.65	$0.55	$1.85	$1.52
Number of shares used in computing earnings per share (basic)	206,311	207,239	207,199	208,049

Earnings per share (diluted)	$0.63	$0.54	$1.79	$1.49
Number of shares used in computing earnings per share (diluted)	213,412	211,637	214,505	211,339

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES
 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$158,184	$135,062	$449,564	$373,036
Stock-based compensation (1)	11,495	8,701	29,640	26,714
Amortization of intangible assets (2)	11,013	13,114	33,076	38,770
Restructuring and other acquisition related costs (3)	-	-	-	588
Non-GAAP operating income	180,692	156,877	512,280	439,108

GAAP net income	$134,074	$114,515	$384,155	$315,417
Stock-based compensation (1)	11,495	8,701	29,640	26,714
Amortization of intangible assets (2)	11,013	13,114	33,076	38,770
Gain on Sale of Marketable securities previously impaired (3)	-	-	(2,017)	-
Restructuring and other acquisition related costs (4)	-	-	-	588
Taxes on the above items (5)	(3,689)	(3,703)	(9,378)	(9,676)
Non-GAAP net income	$152,893	$132,627	$435,476	$371,813

GAAP Earnings per share (diluted)	$0.63	$0.54	$1.79	$1.49
Stock-based compensation (1)	0.05	0.04	0.14	0.13
Amortization of intangible assets (2)	0.05	0.06	0.15	0.18
Gain on Sale of Marketable securities previously impaired (3)	-	-	(0.01)	-
Restructuring and other acquisition related costs (4)	-	-	-	-
Taxes on the above items (5)	(0.01)	(0.01)	(0.04)	(0.04)
Non-GAAP Earnings per share (diluted)	$0.72	$0.63	$2.03	$1.76

Number of shares used in computing Non-GAAP earnings per share (diluted)	213,412	211,637	214,505	211,339

(1) Stock-based compensation:
Cost of products and licenses	$11	$10	$41	$38
Cost of software updates, maintenance and subscription	235	322	680	780
Research and development	2,164	2,403	5,619	5,744
Selling and marketing	2,328	1,776	5,909	5,572
General and administrative	6,757	4,190	17,391	14,580
	11,495	8,701	29,640	26,714

(2) Amortization of intangible assets:
Amortization of technology	7,849	8,311	23,548	24,527
Research and development	-	685	-	2,055
Selling and marketing	3,164	4,118	9,528	12,188
	11,013	13,114	33,076	38,770

(3) Gain on Sale of Marketable securities previously impaired	-	-	(2,017)	-

(4) Restructuring and other acquisition related costs	-	-	-	588

(5) Taxes on the above items	(3,689)	(3,703)	(9,378)	(9,676)
Total, net	$18,819	$18,112	$51,321	$56,396

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

ASSETS

	September 30,	December 31,
	2011	2010
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$420,711	$551,777
Marketable securities and short-term deposits	789,644	537,718
Trade receivables, net	197,495	283,192
Prepaid expenses and other current assets	52,762	44,247
Total current assets	1,460,612	1,416,934

Long-term assets:
Marketable securities	1,566,115	1,325,451
Property and equipment, net	37,183	37,065
Severance pay fund	6,013	6,532
Deferred tax asset, net	24,795	18,122
Other intangible assets, net	33,688	66,765
Goodwill	717,052	717,052
Other assets	16,099	17,381
Total long-term assets	2,400,945	2,188,368

Total assets	$3,861,557	$3,605,302

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$407,292	$424,158
Trade payables and other accrued liabilities	228,681	239,104
Total current liabilities	635,973	663,262

Long-term deferred revenues	47,193	40,394
Income tax accrual	207,089	169,370
Deferred tax liability, net	1,135	1,721
Accrued severance pay	10,586	11,224
	266,003	222,709

Total liabilities	901,976	885,971

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	625,520	580,276
Treasury shares at cost	(1,494,352)	(1,306,382)
Accumulated other comprehensive income	14,406	15,584
Retained earnings	3,813,233	3,429,079
Total shareholders’ equity	2,959,581	2,719,331
Total liabilities and shareholders’ equity	$3,861,557	$3,605,302

Total cash and cash equivalents, marketable securities and short-term deposits	$2,776,470	$2,414,946

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:

Net income	$134,074	$114,515	$384,155	$315,417
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,808	1,730	5,360	5,305
Decrease (increase) in trade and other receivables, net	(1,971)	(7,939)	77,935	115,714
Increase in deferred revenues, trade payables and other accrued liabilities	5,323	19,876	27,087	22,025
Realized gain on marketable securities	-	(781)	(2,481)	(781)
Stock-based compensation	11,495	8,701	29,640	26,714
Amortization of intangible assets	11,013	13,114	33,077	38,770
Excess tax benefit from stock-based compensation	(2,660)	(1,082)	(4,748)	(4,042)
Deferred income taxes, net	(4,549)	(3,558)	(8,378)	(7,807)
Net cash provided by operating activities	154,533	144,576	541,647	511,315

Cash flow from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	(55)	(333)	(6,556)	(13,957)
Investment in property and equipment	(1,989)	(1,441)	(5,473)	(3,585)
Net cash used in investing activities	(2,044)	(1,774)	(12,029)	(17,542)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	11,827	12,568	51,378	46,566
Purchase of treasury shares	(75,000)	(50,000)	(225,000)	(150,000)
Excess tax benefit from stock-based compensation	2,660	1,082	4,748	4,042
Net cash used in financing activities	(60,513)	(36,350)	(168,874)	(99,392)

Unrealized gain on marketable securities, net	(5,314)	9,131	780	15,119

Increase in cash and cash equivalents, marketable securities and short term deposits	86,662	115,583	361,524	409,500

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	2,689,808	2,140,916	2,414,946	1,846,999

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$2,776,470	$2,256,499	$2,776,470	$2,256,499

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

October 18, 2011

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 10